Exhibit 99.1

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and June 30, 2024, and for the three-month periods ended September 30, 2024 and 2023.

Moolec Science SA

Unaudited interim condensed consolidated Financial Statements as of September 30, 2024 and June 30, 2024,
and for the three months ended September 30, 2024 and 2023

Moolec Science SA

Unaudited interim condensed consolidated statements of comprehensive loss for the three month period ended September 30, 2024 and 2023

In USD [$]

	Notes	For the three months ended September 30, 2024	For the three months ended September 30, 2023
Continuing operations
Revenue		1,557,002	1,740,050
Cost of sales	21	(1,542,229)	(1,519,642)
Other income		86,008	-
Research and development expense	20	(425,542)	(387,736)
Marketing expense		(180,991)	(219,260)
Administrative expense	19	(1,588,336)	(1,863,418)
Other operating expense		(7,367)	(17,909)
Loss from operations		(2,101,455)	(2,267,915)

Other Financial Results	18	717,573	561,040
Financial costs	18	(550,170)	(99,419)
Gain/ loss investment in associates		(9,436)	-
Net loss before Income tax		(1,943,488)	(1,806,294)

Income tax benefit /(expenses)	16	27,989	215,291
Loss of the period		(1,915,499)	(1,591,003)
Basic and diluted loss per share	22	(0.05)	(0.04)

Other comprehensive income/loss
Items that may be reclassified to profit or loss:
Foreign exchange differences on translation of foreign operations		507,342	(30,676)
Total other comprehensive income / (loss)		507,342	(30,676)

Total comprehensive loss for the period		(1,408,157)	(1,621,679)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science SA

Unaudited interim condensed consolidated statements of financial position as of September 30, 2024 and June 30, 2024

In USD [$]

	Notes	As of September, 2024	As of June 30, 2024
ASSET
Non- current assets
Intangible assets	6	8,953,422	8,975,518
Fixed assets	7	1,241,753	1,172,144
Goodwill		276,635	262,532
Right-of-use of assets		406,937	443,212
Prepayments		30,459	36,015
Other non-current receivables	8	10,495,592	10,149,079
Total non-current assets		21,404,798	21,038,500
Current assets
Cash and cash equivalents	9	3,610,072	5,389,928
Trade receivables		553,542	471,500
Other receivables	8	1,068,444	1,010,539
Prepayments		344,002	596,938
Inventories	10	5,577,551	6,279,519
Total current assets		11,153,611	13,748,424
TOTAL ASSETS		32,558,409	34,786,924
LIABILITIES AND EQUITY
Equity
Share capital	11	385,641	385,641
Shares to be issued	11	3,068	3,068
Share premium	11	69,159,382	69,159,382
Treasury shares	11	(1,232)	(1,232)
Cost of own shares held	11	(303,768)	(303,768)
Equity settled share-based payment	12	3,667,903	3,382,343
Cumulative translation adjustment		633,051	125,709
Accumulated deficit		(67,850,882)	(65,935,383)
Total equity		5,693,163	6,815,760
Liabilities
Non-current liabilities
Accounts Payable	13	1,000,000	7,600,000
Financial debts	17	18,224,114	11,703,708
Other liabilities	14	29,375	196,511
Lease liability		207,891	248,532
Deferred tax liability		40,491	72,096
Total non-current liabilities		19,501,871	19,820,847
Current liabilities
Accounts payable	13	2,680,232	3,414,686
Financial debts	17	3,474,171	2,555,683
Other liabilities	14	587,111	1,451,093
Warrant liabilities	15	444,400	555,500
Lease liability		177,461	173,355
Total current liabilities		7,363,375	8,150,317
TOTAL LIABILITIES		26,865,246	27,971,164
TOTAL LIABILITIES AND EQUITY		32,558,409	34,786,924

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements

Moolec Science SA

Unaudited interim condensed consolidated statements of changes in equity for the three months period ended September 30, 2024 and 2023

In USD [$]

	Share capital
	Shares Issued	Shares to be issued	Treasury shares	Share Premium	Cost of own shares held	Cumulative translation adjustment	Equity settled share-based payment	Retained (deficit)	Total Equity
Balance as of June 30, 2023	375,641	3,068	-	66,996,982	-	18,112	1,335,253	(58,623,123)	10,105,933
Exchange differences on translation of foreign operations	-	-	-	-	-	(30,676)	-	-	(30,676)
Equity settled share-based payment	-	-	-	-	-	-	407,356	-	407,356
Net loss of the period	-	-	-	-	-	-	-	(1,591,003)	(1,591,003)
Balance as of September 30, 2023	375,641	3,068	-	66,996,982	-	(12,564)	1,742,609	(60,214,126)	8,891,610

Balance as of June 30, 2024	385,641	3,068	(1,232)	69,159,382	(303,768)	125,709	3,382,343	(65,935,383)	6,815,760
Exchange differences on translation of foreign operations	-	-	-	-	-	507,342	-	-	507,342
Equity settled share-based payment	-	-	-	-	-	-	285,560	-	285,560
Net loss of the period	-	-	-	-	-	-	-	(1,915,499)	(1,915,499)
Balance as of September 30, 2024	385,641	3,068	(1,232)	69,159,382	(303,768)	633,051	3,667,903	(67,850,882)	5,693,163

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements.

Moolec Science SA

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended September 30, 2024 and 2023

In USD [$]

	For the three months ended September 30, 2024	For the three months ended September 30, 2023
Cash flows from operating activities
Loss for the period	(1,915,499)	(1,591,003)
Adjustments to reconcile loss for the period to net cash flows
Deferred tax benefit	(27,989)	(215,291)
Amortization intangible assets	237,773	139,992
Depreciation fixed assets	48,102	40,631
Depreciation of right-of-use assets	38,732	9,894
Employee share-based payment	285,560	407,356
Financial income / (expenses)	(139,667)	(943,583)
Changes in working capital
Prepayments	258,492	198,467
Accounts receivable	(58,061)	(146,394)
Other receivables	(6,768)	9,065
Inventories	1,039,301	69,596
Accounts Payable	(701,192)	292,432
Other liabilities	(184,933)	(14,725)
Net cash used in operating activities	(1,126,149)	(1,743,563)
Cash flows from investing activities
Acquisition of fixed assets	(59,738)	(104,441)
Short-term investments withdrawals	-	279,004
Net cash (used in) / generated from investing activities	(59,738)	174,563
Cash flows from financing activities
Proceeds from financial debts	89,548	117,763
Payment of loans	(446,569)	(182,976)
Payments of interest	(148,860)	(48,279)
Payments of lease liabilities	(36,536)	(13,952)
Net cash used in financing activities	(542,417)	(127,444)
Net decrease in cash and cash equivalents	(1,728,304)	(1,696,444)
Cash and cash equivalents at beginning of the year	5,389,928	2,527,673
Effect of exchange rate changes and inflation on cash and equivalents	(51,552)	22,365
Cash and cash equivalents at end of the period	3,610,072	853,594

Non-cash financing activities
Increase in Right-of-use asset recognition through and increase in Lease liabilities.	-	380,321
Increase in issuance of convertible notes through Accounts Payables (see notes 13 and 17)	6,600,000	-
Increase in financial debt thought Other Liabilities (see notes 14 and 17)	823,748	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements.

Moolec Science SA

Notes to the unaudited interim condensed consolidated financial statements

In USD [$]

Note 1. General information

Moolec Science SA (“the Company’’, “the Group” or “Moolec Science’’) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

The subsidiaries and joint arrangements of the Company, of which their financial results have been included in the interim condensed consolidated financial statements, and in which the Company holds a majority of the voting rights or shares joint control as of September 30, 2024 are as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of September 30, 2024
Moolec Science Limited (i)	Investment in subsidiaries	United Kingdom	100%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100%
ValoraSoy S.A.	Investment in subsidiaries	Argentina	100%
AG Biomolecules LLC (DE)	Investment in subsidiaries	USA	100%
Microo Foods Ingredients S.L.	Investment in joint arrangements	Spain	50%

(i)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

Note 2. Accounting standards and basis of preparation

Note 2.1. Basis of Presentation

These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the International Accounting Standard (“IAS”) IAS 34 Interim Financial Reporting, as issued by International Accounting Standard Board (“IASB”) and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2024. These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements of the Group were authorized by the Board of Directors of Moolec Science SA in January 31, 2025.

Note 2.2. Use of estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the unaudited interim condensed consolidated financial statements for all periods presented. Estimates and underlying assumptions are reviewed on an ongoing basis.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 30 June 2024.

Note 2.3. Going concern

 Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern after the accompanying interim condensed consolidated financial statements are issued. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. The Group concludes it will, for the next 12 months from the issuance of these unaudited interim condensed consolidated financial statements, be able to realize its assets and discharge its liabilities in the normal course of operations. The Company confirms the financial support of its main shareholders for a minimum period of twelve months from the date of these financial statements.

Note 3. Summary of significant accounting policies

The accounting policies applied in these unaudited interim condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 30 June 2024. The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 16: Income tax.

Note 3.2. New and amended IFRS Standards that are effective for the current period.

a)	The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group

- Amendments to IFRS 16- Lease Liability in a Sale and Leaseback.

- Amendments to IAS 1 – Non- current liabilities with covenants.

- Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures

These new standards and amendments did not have any material impact on the Group.

b)	The following new standards and amendments are not yet adopted by the Group.

- IFRS 19 - Simplifying disclosure requirements for certain subsidiary financial statements. This standard specifies the disclosure requirements that an entity is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. It is effective for annual periods beginning on or after 1 January 2027.

These standards and amendments are not expected to have a material impact on the Group

- IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates Titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.

- IFRS 9 and IFRS 7- Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

The Group is currently analyzing the potential impact of these new standards on our financial statements.

Note 3.3. Segment reporting

The Group operates in a single operating segment, which is “science-based food ingredients”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Product Officer (“CPO”), the Chief Technology Officer (“CTO”) and the Chief Science Officer (“CSO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Net revenue/loss for the period.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statement of comprehensive income and unaudited interim condensed consolidated statement of financial position.

For the three-months ending:	September 30, 2024	September 30, 2023
Revenue (1)	1,557,002	1,740,050
Cost of sales (2)	(1,542,229)	(1,519,642)

(1)	Includes impact of IAS 29 for $10,632 increase in revenues and $5,986 decrease in revenues for the period ended on September 30 2024 and 2023, respectively.
(2)	Includes impact of IAS 29 for $42,972 increase costs of sales and $136,173 increase in cost of sales for the period ended on September 30 2024 and 2023, respectively.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Moolec Science’s revenues.

Revenues breakdown:

The Company’s revenues arise from operations in Argentina. During the periods covered by these unaudited interim condensed consolidated financial statements the Company had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets other than financial instruments

Non-current assets other than financial instruments are located in the following countries:

	As of September 30, 2024	As of June 30, 2024
Luxembourg	1,226,635	1,262,532
United Kingdom	4,544,318	4,600,761
Argentina	4,821,901	4,673,592
United States	316,352	352,536
Total non-current assets other than financial instruments	$10,909,206	$10,889,421

Note 4. Critical accounting judgements and estimates

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the same as those described in the last annual financial statements.

Note 5. Comparative Information

The information disclosed for comparative purposes arises from the consolidated financial statements of Moolec as of June 30, 2024 and from unaudited financial statements for the period of July 1, 2024 through September 30, 2024 respectively.

The Company has reclassified some expenses in the notes in the comparative periods to improve the presentation and understanding of the financial information. Those reclasses do not impact on the previously reported total comprehensive results, financial position or cash flows.

Note 6. Intangible Assets

	2024	2023
As of June 30,
Cost	9,783,409	8,613,615
Accumulated Amortization	(807,891)	(94,517)
Net book amount	$8,975,518	$8,519,098

	2024	2023
Three months period ended September 30,
Opening net book amount	8,975,518	8,519,098
Effect of changes in foreign exchange rates	215,677	(48,421)
Amortization (i)	(237,773)	(139,992)
Closing net book amount	$8,953,422	$8,330,685

	2024	2023
As of September 30,
Cost	9,999,086	8,565,194
Accumulated Amortization	(1,045,664)	(234,509)
Net book amount	$8,953,422	$8,330,685

(i)	The amortization charge is included in Administrative expenses and Research and development expenses (see notes 19 and 20).

Note 7. Fixed Assets

	2024	2023
As of June 30,
Cost	1,378,503	1,171,286
Accumulated Amortization	(206,359)	(29,204)
Net book amount	$1,172,144	$1,142,082

	2024	2023
Three months period ended September 30,
Opening net book amount	1,172,144	1,142,082
Effect of changes in foreign exchange rates	57,973	(14,227)
Additions	59,738	104,441
Depreciation (i)	(48,102)	(40,631)
Closing net book amount	$1,241,753	$1,191,665

	2024	2023
As of September 30,
Cost	1,496,214	1,261,500
Accumulated Depreciation	(254,461)	(69,835)
Net book amount	$1,241,753	$1,191,665

(i)	The depreciation charge is included in Administrative expenses and Cost of sales (see notes 19 and 21).

Note 8. Other receivables

	As of September30, 2024	As of June 30, 2024
Receivables with shareholders (i)	10,495,592	10,149,079
Total Other receivables – Non current	$10,495,592	$10,149,079

(i)	Moolec Science Limited issued an aggregate number of Moolec Science Limited ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science SA shares after the transaction) to current individual shareholders of Bioceres S.A., and Bioceres Group PLC, (“New shareholders”) Moolec and the new shareholders entered into a subscription agreement (the “shareholders’ subscription agreement”) prior to the transaction pursuant to which Moolec Science Limited agreed to issue 2,354,069 of Moolec Science Limited ordinary shares. The subscription agreement dated December 22, 2022. The new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement. Such shareholders’ subscription agreement accrues an internal rate of return of 13.20%. The accrued interest is included in Other Financial Results.

	As of September30, 2024	As of June 30, 2024
Taxes	696,087	622,614
Others	372,357	387,925
Total Other receivables – Current	$1,068,444	$1,010,539

Note 9. Cash and cash equivalents

Cash and cash equivalents at each end of period/year, as disclosed in the unaudited interim condensed consolidated statements of cash flows, may be reconciled against the items related to the unaudited interim condensed consolidated statement of financial position as follows:

	As of September 30, 2024	As of June 30, 2024
Bank accounts	3,506,612	3,295,805
Short-term investments	103,460	2,093,374
Cash	-	749
Total cash and cash equivalents	$3,610,072	$5,389,928

Note 10. Inventories

	As of September 30, 2024	As of June 30, 2024
Raw materials	5,325,928	6,215,720
Products in process	144,856	-
Finished goods	106,767	63,799
Total Inventories	$5,577,551	$6,279,519

Note 11. Share capital and share premium

As of September 30, 2024, the share capital stock and share premium amounts to $ 69,546,859. The following table sets forth details of the balances as of September 30, 2024 and as of June 30, 2024:

	Number of shares	Shares issued amount	Shares to be issued amount	Treasury Shares	Share Premium	Cost of own shares held
Balance as of June 30, 2024 and as of September 30, 2024	38,440,602	385,641	3,068	(1,232)	69,159,382	(303,768)

Note 12. Share based payment

Under the share-based compensation plan, some employees and members of the executive management team as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

On September 18, 2024, the Board of Directors approved the 2024 Incentive Plan (the “Plan”), making some minor modifications to the previous share-based compensation plan. Subsequently, on December 12, 2024, the Board approved the possibility of making additional grants under the Plan and revised certain terms. These changes were designed to attract, retain, and motivate key executives while promoting sustained growth and enhancing shareholder value.

As of September 30, 2024, Moolec had the following shared-based payment arrangements for executives and senior management:

●	Group 1 granted up to 579,078 underlying ordinary shares (options). The options have an exercise price of $1.52 and expire in December 2030 (except one case in June 2031).

●	Group 2 granted up to 344,555 underlying ordinary shares (options). The options have an exercise price of $8.00 and expire in December 2030.

●	Group 3 granted up to 833,333 underlying ordinary shares (options). The options have an exercise price of $4.25 and expire between January 2033 and March 2034.

Also, for the period ended September 30, 2024 RSU awards were accrued to some employees and members of the executive team amounting to the equivalent of $53,234 (and $86,335 for the period ended September 2023). The expense is recognized as an employee benefit expense, with a corresponding increase in equity (or liability, depending on the characteristics of the award)

The fair value of the options granted is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefit expense, with a corresponding increase in equity.

Factor	Group 1	Group 2	Group 3
Fair value of shares (range)	$1.00	$1.00	$1.63 - 3.21
Exercise price	$1.52	$8.00	$4.25
Expected volatility	70%	70%	70%
Dividend rate	-	-	-
Reference risk-free interest rate	3.00%	3.00%	4.25%
Plan duration	10 years	10 years	10 years
Fair value of stock options at measurement date (range)	$9.11	$7.25	$1.02 – 2.65

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec Science estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of executives and managers of the Group for the period ended September 30, 2024.

September 30, 2024
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price

At the beginning	325,826	$1.52	206,598	$8.00	833,333	$4.25
Granted during the period	-	-	-	-	-	$-
Forfeited during the period	-	-	-	-	-	-
Exercised during the period	-	-	-	-	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	833,333	$4.25

The charge of the stock options recognized during the three months period ended on September 30, 2024 and 2023, was $ (136,576) and $ (235,522). The charge of the RSUs recognized for the three months period ended on September 30, 2024 and 2023, was $ (53,234) and $ (86,335).

Note 13. Accounts Payable

	As of September 30, 2024	As of June 30, 2024
Related parties	1,000,000	7,600,000
Total Accounts payable – Non Current	$1,000,000	$7,600,000

On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 17). Additionally, on June 29, 2024, Moolec Science SA entered into an exclusive Technology Access License Agreement with BIOX for USD 1,000,000, granting Moolec Science SA the right to use BIOX’s HB4 technology for a period of 5 years.

	As of September 30, 2024	As of June 30, 2024
Accruals	1,268,302	1,351,057
Trade payables	738,136	873,534
Related parties (i)	574,699	568,835
Transaction expenses payable	99,095	621,260
Total Accounts payable – Current	$2,680,232	$3,414,686

Note 14. Other liabilities

	As of September 30, 2024	As of June 30, 2024
Related parties (i)	-	794,301
Wages	234,138	288,213
Taxes	37,613	134,212
Others	315,360	234,367
Total Other liabilities - Current	$587,111	$1,451,093

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	The details of the related parties payables are included in Related Party (see note 23)

Note 15. Warrants liabilities

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Considering that the fair value as of September 30, 2024 and June 30, 2024, is $0.0400 and $0.0500 per Ordinary Share respectively, the valuation of warrants is the following:

	As of September 30, 2024	As of June 30, 2024
At the beginning of the period / year	$555,500	$887,689
Fair value remeasurement (Gain)	(111,100)	(332,189)
At the end of the period / year	$444,400	$555,500

Note 16. Income Tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the unaudited interim condensed consolidated financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated loss before income tax for the three months ended September 30, 2024 amounts to $1,943,488 (loss for the three months ended September 30, 2023 $1,806,294). The benefit income tax for the three months ended September 30, 2024 was $27,989 (for the three months ended September 2023 was – $215,291)

The Group’s consolidate the effective tax rate with respect to continuing operations for the three months ended September 30, 2024 was 1.44%.

The tax rate used for 2024 represents the tax rate of 15% on the taxable income payable by the Group entities in Luxemburg, in accordance with the tax laws of said jurisdiction.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Note 17. Financial Debts

	As of September 30, 2024	As of June 30, 2024
Financial debt denominated in US Dollars (i)	17,540,000	10,940,000
Financial debt denominated in Argentinian Pesos	684,114	763,708
Total Financial Debt - Non-Current	$18,224,114	$11,703,708

	As of September 30, 2024	As of June 30, 2024
Financial debt denominated in US Dollars	2,694,418	1,768,715
Financial debt denominated in Argentinian Pesos	779,753	786,968
Total Financial Debt - Current	$3,474,171	$2,555,683

(i) On September 17, 2024, Moolec Science issued convertible notes to BIOX in exchange for the non-current accounts payable related to the purchase of HB4 soybean equivalent to $6.6 million. The convertible note has a term of three years with an early conversion option. If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. The interest rate of the note will be calculated on a quarterly basis, and will be 10% of the actual delivery value divided the total amount of the note. The interest will be payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however the Company will have the option at each payment date to capitalize the interest accrued.

After September 30, 2024, it was agreed the execution of the clause of the convertible note with BIOX to increase the amount of in kind contributions by $1.5M.

Note 18. Financial income / expenses

	For the three months period ended
	September 30, 2024	September 30, 2023
Financial Costs
Interest expense	(539,775)	(93,317)
Lease Liability Interest	(10,395)	(6,102)
Total Financial Costs	$(550,170)	$(99,419)
Other financial results
Interest income (Shareholders’ loan)	346,513	346,513
Inflation adjustment	113,305	536,178
Change in warrants	111,100	497,728
Exchange rate gains / (losses)	85,852	(920,898)
Investment results	38,139	110,262
Other	22,664	(8,743)
Total Other financial results	717,573	561,040
Total net financial income / (expenses)	$167,403	$461,621

Note 19. Administrative expenses

	For the three months period ended
	September 30 2024	September 30, 2023
Audit, legal and accountancy fees	(343,400)	(693,851)
Equity settled share-based payment	(301,800)	(432,097)
Payroll Expenses	(275,109)	(180,958)
Insurance	(236,138)	(141,941)
Professional fees	(188,861)	(173,471)
Amortization of intangible assets	(131,756)	(138,111)
Other office and administrative expenses	(69,360)	(62,353)
Travel Expenses	(18,942)	(36,583)
Amortization of right-of-use assets	(7,039)	-
Taxes	(10,899)	-
Depreciation of fixed assets	(5,032)	(4,053)
Total Administrative expenses	$(1,588,336)	$(1,863,418)

Note 20. Research and development expense

	For the three months period ended
	September 30, 2024	September 30, 2023
Professional fees	(252,339)	(323,663)
Amortization of intangible assets	(106,017)	(1,881)
Laboratories’ related expenses	(30,576)	(44,985)
Amortization right-of-use assets	(31,693)	(9,894)
Depreciation of fixed assets	(4,917)	-
Other research and development expenses	-	(7,313)
Total Research and development expenses	$(425,542)	$(387,736)

Note 21. Cost of sales

	For the nine months period ended
	September 30, 2024	September 30, 2023
Inventories at beginning	(6,279,519)	(465,748)
Purchases	(235,700)	(1,097,249)
Production costs
Payroll and professional fees	(137,585)	(202,812)
Maintenance, energy and fuel related to fixed assets	(153,636)	(101,635)
Amortization and depreciation	(38,153)	(36,578)
Other production costs	(82,331)	(126,628)
Sub-total production costs	(411,705)	(467,653)
Foreign currency translation	(192,856)	120,715
Sub-total	(7,119,780)	(1,909,935)
Inventories as of the end	5,577,551	390,293
Cost of sales	$(1,542,229)	$(1,519,642)

Note 22. Net loss per share

The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders. The following table presents the calculation of basic and diluted loss per ordinary share for the periods ended on September 30, 2024 and 2023 as follows:

Numerator	September 30, 2024	September 30, 2023
Loss for the period, attributable to the owners of the Group	(1,915,499)	(1,591,003)
Loss attributable to the ordinary shareholders	(1,915,499)	(1,591,003)

Weighted-average number of ordinary shares (basic and diluted)

Denominator	September 30, 2024	September 30, 2023
Weighted-average number of ordinary shares	38,683,302	37,806,468

Net loss attributable to ordinary shareholders per share	September 30, 2024	September 30, 2023
Basic and Diluted	(0.05)	(0.04)

Convertible notes outstanding were not included in the diluted EPS calculations for the period ended September 30, 2024 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

Note 23. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the three-months period ended
In USD ($)	September 30, 2024	September 30, 2023
Short-term employee benefits	25,984	15,375
Share based payment	82,226	214,963

Other Related Party Transactions

		For the three-months period ended
In USD ($)	Note	September 30, 2024	September 30, 2023
Share based payment
Key management		82,226	214,963
Services Provided by Other Companies
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A	(i)	-	19,750
98.6% owned by Bioceres S.A. - INDEAR S.A.- Instituto de Agrobiotecnología Rosario	(ii)	6,045	26,114
Owned by Bioceres S.A. - Agrality Inc.	(iii)	-	26,750
Founded and operated by the Company’s CPO - Future Foods B.V.	(iv)	-	1,580
Bioceres Crop Solutions Corp	(v)	6,600,000	-
Union Group Ventures Limited	(vi)	823,748	-

(i)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S,A through which it would receive research services in exchange for payment.

(ii)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.

(iii)	The Company entered into an agreement with Agrality Inc, for the provision of services.

(iv)	The Company entered into an agreement with Future Foods B.V. for the provision of services.

(v)	Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see notes 13 and 17)

(vi)	The Company signed an amendment to the promissory notes with Union Group Ventures Limited, under which the interest rates and payment terms are updated.

Other Related Party Balances

In USD ($)	Balance outstanding as of September 30, 2024	Balance outstanding as of June 30, 2024
Bioceres Crop Solutions Corp	(7,648,563)	(7,600,000)
100% Subsidiary of Bioceres S.A. - Bioceres LL	(491,894)	(491,894)
Invim Corporativo S.L.	(10,835,664)	(10,572,772)
Union Group Ventures Limited	(823,748)	(794,301)
Founded and operated by the Company’s CPO - Future Foods B.V.	(47,199)	(47,199)
Agrality Inc	(26,750)	(26,750)
INDEAR S.A.	(8,856)	(2,992)

Note 24. Financial instruments

Accounting classification and fair value

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

The following represents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

Recurring measurements	Note	As of September 30, 2024	AS of June 30, 2024
Financial Assets
Amortized costs
Cash and cash equivalents	(i)	3,506,612	3,296,554
Trade and other receivables	(i)	12,117,578	11,631,118

Fair value through profit or loss
Cash and cash equivalents	(iii)	103,460	2,093,374
Total financial assets		$15,727,650	$17,021,046

Financial Liabilities
Amortized costs
Trade and other payables	(i)	4,296,718	12,662,290
Financial debts	(ii)	21,698,285	14,259,391
Lease liabilities	(i)	385,352	421,887
Fair value through profit or loss
Warrant liabilities	(iii)	444,400	555,500
Total financial liabilities		$26,824,755	$27,899,068
Net financial (liability)		$(11,097,105)	$(10,878,022)

(i)	Cash, short-term investments, trade and other receivables, prepayments, trade and other payables and lease liabilities are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(ii)	The fair value of the Company’s long-term debt is based on secondary market indicators, categorized in level 2 of the fair value hierarchy. As of June 30, 2024 and September 30, 2024 the fair value equivalent to an amount of $9,562,041 and $14,556,469 respectively.

(iii)	Fair value of cash equivalent, short-term investment and warrants has been determined using the quoted market price at the period-end (level 1).

Note 25. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued:

On October 16, 2024 the Company used the Share Purchase Agreement with Nomura, increasing the share capital by an amount of $24,603 (equivalent to 30,103 shares), arising the share capital to $385,939.

On November 8, 2024, the Company filed with the SEC a Registration Statement on Form F-3 (the “Form F-3”). Such Form F-3 combines the outstanding Form F-1 previously filed on January 27, 2023 with 15,000,000 Ordinary Shares registered for offer and resale by the Company.

As of November 29, 2024 the Company began the commercialization of its GLA Safflower Oil product, GLASO™, under the framework of an offtake agreement (the “Offtake Agreement”) signed on July 15, 2024 with a leading global consumer packaged goods and pet food company. The Offtake Agreement has a term of three years and outlines commercial conditions for the delivery of 50 tons of GLASO™ to the US market in 2025.

On December 9, 2024, the Board of Directors approved an increase in the Company’s share capital by an amount of $15,329 (equivalent to 1,532,969 shares), bringing the total share capital to $401,268. This increase was authorized to issue the shares under “Shared to be issued” and the related ones to “RSUs” in the statement of changes in equity.

On December 27, 2024 Moolec Science SA held the ordinary and extraordinary general meeting of shareholders which approved the transfer of the jurisdiction of incorporation, by discontinuing from the Grand Duchy of Luxembourg and continuing and re-domiciling as an exempted company incorporated under the laws of the Cayman Islands. As of the date of issuance of these financial statements, the Company is in the process of filing the transfer of jurisdiction.

During the semester ended on December 31, 2024 the Company made all the necessary steps to close the non-operative subsidiary Lightjump Acquisition Corporation. As of the date of these Financial Statements only formal and customary steps are pending to finalize the closing.